UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

PARTNERS GROUP LENDING FUND, LLC

(Name of Subject Company (Issuer))

PARTNERS GROUP LENDING FUND, LLC

(Name of Filing Person(s) (Issuer))

LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Robert M. Collins

Partners Group Lending Fund, LLC

1114 Avenue of the Americas, 37th Floor

New York, NY 10036

(212) 908-2600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With copies to:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

Joshua M. Lindauer, Esq.

Faegre Drinker Biddle & Reath LLP

1177 Avenue of the Americas, 41st Floor

New York, NY 10036

(212) 248-3140

October 29, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

[ ]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]	third-party tender offer subject to Rule 14d-1.

[X]	issuer tender offer subject to Rule 13e-4.

[ ]	going-private transaction subject to Rule 13e-3.

[ ]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 1.	SUMMARY TERM SHEET.

Reference is made to the Cover Page and Summary Term Sheet of the Offer to Purchase (as defined below) that is attached hereto as Exhibit (a)(1)(ii) and is hereby incorporated by reference.

Item 2.	SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is “Partners Group Lending Fund, LLC”. The Fund is a closed-end, non-diversified management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended (the "1940 Act"), and is organized as a Delaware limited liability company. The principal executive office of the Fund is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and its telephone number is (212) 908-2600.

(b) The title of the securities that are the subject of the Offer are Class I common units (the “Class I Units”) and Class M common units (the “Class M Units” and together with Class I Units, the “Units”), or portions thereof, representing limited liability company interests in the Fund. As of the close of business on August 31, 2026, there were approximately 211,711,768 Units outstanding (representing an aggregate net asset value of approximately $320,268,469.42). Subject to the conditions set out in the Offer, the Fund will purchase up to approximately 5.00% of its outstanding Units (approximately 10,585,588 Units, which represents approximately 5.00% of the Fund’s net asset value, or $16,100,000, as of August 31, 2026) that are tendered by and not withdrawn by Members as described in the Offer to Purchase.

(c) There is no established trading market for the Units, and any transfer of a Unit is strictly limited by the terms of the LLC Agreement.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The Fund is tendering for its own Units. The name of the filing person (i.e., the Fund and the subject company) is “Partners Group Lending Fund, LLC”. The Fund’s principal executive office is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036 and the telephone number is (212) 908-2600. The investment manager of the Fund is Partners Group (USA) Inc. (the “Adviser”). The principal executive office of the Adviser is located at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036. The members of the Fund’s Board of Managers are L. Randolph Hood, James F. Munsell, Stephen G. Ryan, Thomas Fortin, Robert M. Collins, Ruth S. Goodstein, and Lori Pomerantz. The executive officers of the Fund are Robert M. Collins (President), Brian Igoe (Chief Financial Officer), Daniel Whitcomb (Chief Compliance Officer), Vilma DeVooght (Secretary) and Helen (Yankilevich) Flood (Chief Operating Officer). The address for the Board of Managers and executive officers is c/o Partners Group Lending Fund, LLC at 1114 Avenue of the Americas, 37th Floor, New York, New York, 10036.

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Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer to Purchase, the Fund will purchase up to approximately 5.00% of the Fund’s outstanding Units that are tendered by Members by 11:59 p.m., Eastern Time, on November 27, 2026 (the “Initial Notice Due Date”) (or if the Offer is extended, by any later Notice Due Date (defined below)) and not withdrawn as described in Item 4(a)(1)(vi). The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Members to tender Units for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.

(ii) The purchase price of a Unit (or a portion thereof) tendered will be its net asset value as of the close of business on December 31, 2026, or, a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”), upon the terms and conditions set forth in the Offer to Purchase. Reference is made to the Cover Page, Section 3 “Offer to Purchase and Price” and Section 7 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(iii) The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on the Notice Due Date. Reference is made to the Cover Page, Section 1 “Summary Term Sheet,” Section 3 “Offer to Purchase and Price” and Section 6 “Withdrawal Rights” in the Offer to Purchase, which are incorporated herein by reference.

(iv) Not applicable.

(v) Reference is made to the Cover Page, Summary Term Sheet and Section 8 “Certain Conditions of the Offer” of the Offer to Purchase, which are incorporated herein by reference.

(vi) Reference is made to Section 6 “Withdrawal Rights” of the Offer to Purchase, which is incorporated herein by reference.

(vii) Reference is made to the Cover Page, Section 5 “Procedure for Tenders” and Section 6 “Withdrawal Rights” of the Offer to Purchase, which are incorporated herein by reference. All Members tendering Units should carefully review their Letter of Transmittal and follow the delivery instruction therein.

(viii) Reference is made to Section 5 “Procedure for Tenders” and Section 7 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(ix) Reference is made to Section 4 “Amount of Tender” and Section 7 “Purchases and Payment” of the Offer to Purchase, which are incorporated herein by reference.

(x) Reference is made to Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(xi) Not applicable.

(xii) Reference is made to Section 10 “Certain Federal Income Tax Consequences” of the Offer to Purchase, which is incorporated herein by reference.

(2) Not applicable.

(b) Any Units to be purchased from any officer, manager or affiliate of the Fund will be on the same terms and conditions as any other purchase of Units.

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Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a) – (d) Not applicable.

(e) The Fund’s registration statement on Form 10 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”), which was provided to each Member in advance of subscribing for Units, and the LLC Agreement, provide that, at the sole discretion of the Board of Managers, the Fund may from time to time provide Members with a limited degree of liquidity by offering to repurchase Units pursuant to written tenders. The Registration Statement also states that the Fund expects, under normal market circumstances, to conduct repurchase offers of Units representing no more than 5.00% of the Fund’s net assets on a quarterly basis.

The Fund is not aware of any contract, arrangement, or understanding (whether or not legally enforceable) between: (i) the Fund, the Adviser or members of the Board of Managers or any person controlling the Fund, the Adviser or Board of Managers; and (ii) any other person, with respect to the Units.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a) - (b) Reference is made to Section 2 “Background and Purpose of the Offer” of the Offer to Purchase, which is incorporated herein by reference.

(c) Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Because Units are not traded in any market, subsections (6), (7), and (8) of Regulation M-A Item 1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a) Reference is made to Section 7 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) Reference is made to Section 7 “Purchases and Payment” of the Offer to Purchase, which is incorporated herein by reference.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a) Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference.

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(b) Reference is made to Section 9 “Certain Information About the Fund” of the Offer to Purchase, which is incorporated herein by reference. Other than transactions conducted pursuant to the continuous offering of Units, and periodic repurchases, there have been no transactions involving Units that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Managers or any person controlling the Fund, the Adviser or the Board of Managers.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a) (1) Not applicable. The consideration offered to security holders consists solely of cash. The Offer is not subject to any financing condition, and the Company is a public reporting company under Sections 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, that files reports electronically on EDGAR.

(2) Not applicable.

(3) NAV per Unit as of August 31, 2026: Class I Units $1.5128; Class M Units $1.5128.

(b) The Fund’s assets will be reduced by the amount of tendered Units that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a) (1) None.

(2) None.

(3) Not applicable.

(4) Not applicable.

(5) None.

(b) Not applicable.

(c) The Offer to Purchase, attached hereto as Exhibit (a)(1)(ii), is incorporated herein by reference in its entirety.

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Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the “Offer” to Members and are incorporated herein by reference:

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.

(a)(1)(ii)	Offer to Purchase.

(a)(1)(iii)	Form of Letter of Transmittal.

(a)(1)(iv)	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.

(a)(1)(v)	Form of Notice of Withdrawal of Tender.

(b)	Filing Fees: Calculation of Filing Fee Tables

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

PARTNERS GROUP LENDING FUND, LLC

By:	/s/ Robert M. Collins
Name: Robert M. Collins
Title: President

October 29, 2026

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EXHIBIT INDEX

EXHIBITS

(a)(1)(i)	Cover Letter to Offer to Purchase and Letter of Transmittal.
(a)(1)(ii)	Offer to Purchase.
(a)(1)(iii)	Form of Letter of Transmittal.
(a)(1)(iv)	Forms of Letters from the Fund to Members in connection with the Fund’s acceptance of tenders of Units.
(a)(1)(v)	Form of Notice of Withdrawal of Tender.
(b)	Filing Fee Table